FORM 4		OMB APPROVAL

[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	OMB Number:	3235-0287
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to issuer
(Check all Applicable)
					[X] Director	[X] 10% Owner
Allen	Paul	G.	Charter Communications, Inc. - CHTR		[X] Officer (give title below)	[ ] Other (specify below)

(Last)	(First)	(Middle)	3. I.R.S. Identification	4. Statement for
			Number of Reporting	Month/Year 6/02	Chairman
c/o Charter Communications, Inc.			Person, if an entity (Voluntary)
(Street)				5. If Amendment, Date of Original)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person
12405 Powercourt Drive				(Month/Year)	[ ] Form filed by More than One Reporting Person

(City)	(State)	(Zip)
St. Louis	MO	63131

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

		Code	V	Amount	(A) or (D)	Price

Class A Common Stock	6/27/02	P		637,724	A	$3.1393

Class A Common Stock	6/27/02	P		196,376	A	$3.30

Class A Common Stock	6/27/02	P		165,900	A	$3.2730

Class A Common Stock	6/28/02	P		39,500	A	$3.6448

Class A Common Stock	6/28/02	P		11,700	A	$3.6812

Class A Common Stock	6/28/02	P		214,605	A	$3.8973

Class A Common Stock	6/28/02	P		66,700	A	$3.999

Class A Common Stock	6/28/02	P		91,588	A	$4.00

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

		Code	V	Amount	(A) or (D)	Price

Class A Common Stock	6/28/02	P		36,700	A	$4,0371

Class A Common Stock	6/28/02	P		99,500	A	$4.2382

Class A Common Stock	6/28/02	P		93,756	A	$4.2416

Class A Common Stock	6/28/02	P		75,000	A	$4.2367

Class A Common Stock	6/28/02	P		144,997	A	$4.2395

Class A Common Stock	6/28/02	P		3,125,954	A	$4.25	18,431,870	D

Explanation of Responses:

FORM 4 (continued)

TABLE II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	/s/ JOSEPH FRANZI	July 1, 2002
	**Signature of Reporting Person	Date
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Joseph Franzi as Attorney-in-Fact for Paul G. Allen pursuant to a Power of Attorney filed with the Reporting Person's Schedule 13G for Pathogenesis, Inc. on August 30, 1999 and incorporated by reference herein.